Exhibit 99.23

Notice to ASX/LSE

Shareholdings of persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)

Rio Tinto Equity Incentive Plan 2018 (EIP)

Bonus Deferral Awards and Performance Share Awards

18 May 2018

Rio Tinto plc notifies the London Stock Exchange (LSE) of PDMR/KMP interests in securities of Rio Tinto plc, in compliance with the EU Market Abuse Regulation. As part of its dual listed company structure, Rio Tinto voluntarily notifies the Australian Securities Exchange (ASX) of material dealings in Rio Tinto plc shares by PDMR/KMP and both the ASX and the LSE of material dealings by PDMR/KMP in Rio Tinto Limited securities.

The Remuneration Committee has approved a 50% deferral of the annual bonus awarded under the 2017 Short Term Incentive Plan for members of the Executive Committee.  All Bonus Deferral Awards (BDA) granted under the EIP are in either Rio Tinto plc shares or Rio Tinto Limited shares (shares) calculated using the five day average price of shares up to 9 March 2018, which will vest on the basis of service at 1 December 2020.

The Performance Share Award (PSA) is a performance share award granted under the EIP which provides participants with the conditional right, subject to performance conditions being met, to receive shares. The number of shares comprised in the PSA is determined using the average share price for the year immediately preceding the commencement of the relevant performance period.  As advised in the Rio Tinto 2017 Annual report published on 1 March 2018 these values are £34.10 in the case of Rio Tinto plc and A$65.23 in the case of Rio Tinto Limited. The awards granted in 2018 will be measured against the Total Shareholder Return performance conditions after five years (as at the end of 2022).  The level of awards granted is as advised on pages 84 (Jean-Sébastien Jacques), and 90 (all others named below) of the 2017 Annual report. Christopher Lynch will retire by the end of September 2018, and will not therefore receive a PSA award in 2018.

The following PDMRs/KMPs were awarded the following share awards on 15 May 2018:

	Rio Tinto plc		Rio Tinto Limited
PDMR/KMP	No. of shares awarded as BDA at £37.030 per share	No. of shares awarded as PSA at £34.10 per share	No. of shares awarded as BDA at A$75.966 per share	No. of shares awarded as PSA at A$65.23 per share
Baatar, Bold	7,389	63,039	-	-
Barrios, Alfredo	10,097	66,050	-	-
Farrell, Joanne	-	-	6,478	48,612
Jacques, Jean-Sébastien	21,401	139,995	-	-
Kirikova, Vera	6,308	45,219	-	-
Lynch, Christopher	16,625	-	-	-
McIntosh, Stephen	-	-	7,569	58,040
Niven, Simone	6,713	49,440	-	-
Richards, Philip	5,327	50,872	-	-
Salisbury, Christopher	-	-	8,525	63,457
Soirat, Arnaud	6,328	57,657	-	-
Trott, Simon	1,313	57,188	-	-

LEI: 213800YOEO5OQ72G2R82

Classification: 2.2. Inside information disclosed under article 19 of the Market Abuse Regulation

Steve Allen Group Company Secretary	Tim Paine Joint Company Secretary
Rio Tinto plc 6 St James’s Square London SW1Y 4AD T +44 20 7781 2058 Registered in England No. 719885	Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404